September 13, 2005

Ms. Nili Shah

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

RE:	Material Sciences Corporation

        Form 10-K for the Fiscal Year Ended February 28, 2005

        File No. 1-8803

Dear Ms. Shah:

We have received your letter dated August 18, 2005 and have addressed each of your questions or comments below. We appreciate your timely review of our Form 10-K and the guidance you have offered to help us enhance our disclosures in future filings.

MSC acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To help in your review, we repeated your question and/or comment below and followed it with our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1. In future filings, please expand your critical accounting policies to address the following:

•	Long-lived assets: Due to recent significant operating losses generated from your German subsidiary resulting in a valuation allowance against its deferred tax assets, please disclose the carrying value of assets at the unprofitable German operations.

•	Income taxes: Please address how you determined the realizability of your deferred tax assets and the amount of the valuation allowance. To the extent applicable, quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

•	Defined Benefit Retirement Plans: Please state the impact of a plus or minus 1% change in the discount rate.

In addition, please tell us what consideration you gave to including your environmental contingencies as a critical accounting policy.

Management Response

Beginning with our Form 10-Q for the fiscal quarter ended August 31, 2005, and in future filings where applicable, our critical accounting policies will include the carrying value of our long-lived assets at our operations in Germany, an explanation of how we determined the realizability of the deferred tax assets, the amount of the tax valuation allowance, an estimate of the amount of taxable income needed to fully realize our deferred tax assets (to the extent applicable) and the impact on our defined benefit retirement plans of a plus or minus 1% change in the discount rate.

The critical accounting policies in past filings have been written using the guidelines set forth in SEC Interpretive Release No. 33-8350. It is our understanding that the release suggests that companies consider two basic questions in determining critical accounting policies: 1) “Is the nature of the estimate or assumption material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change?”, and, 2) “Is the impact of the estimate and assumption on financial condition or operating performance material?.” MSC believes the nature of the environmental estimate is material due to the level of subjectivity and judgment necessary. However, the Company believes that based upon our historical experience with these matters and the extent of information related to these contingencies and the related assumptions underlying our calculation of the reserve, that the likely impact of any changes to the environmental reserves will not be material to the financial statements.

The language in SEC Proposed Release No. 33-8098 also questions the level of subjectivity and judgment required to prepare the estimate. Rather than question the materiality of the impact of the estimate on the financial statements, the proposed release questions the level of impact of a reasonable change in an assumption used to generate that estimate. Specifically, the proposed release poses the question, “Would different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations?.” It is reasonable, although we believe unlikely, that assumptions used to calculate the environmental reserves could change (such as changes in participation levels from other potentially responsible parties), and, could have a material impact on the financial statements. As a result of the foregoing, we will include the environmental contingencies in our critical accounting policies beginning with the Form 10-Q for the fiscal quarter ended August 31, 2005.

Consolidated Statements of Cash Flows

2. We note that your line item in investing activities titled, “Cash from Cancellation (Issuance) of Letters of Credit,” is actually the change in restricted cash affecting cash and cash equivalents. In future filings, please provide a more accurate title to clarify what this amount represents. Furthermore, please tell us why you believe the change in restricted cash related to your letters of credit issued for items such as your share of environmental remediation expenses, a customer dispute, and workers’ compensation is an investing activity instead of an operating activity. Please cite the authoritative literature that supports your position.

Management Response

The line in the Consolidated Statements of Cash Flows titled, “Cash from Cancellation (Issuance) of Letters of Credit,” is, in fact, the change in MSC’s restricted cash related to the cash collateralization of letters of credit existing at points in time. In future filings, where applicable, we will title this line, “Change in Restricted Cash Related to Letters of Credit.” Due to the fact that our new credit line, which became effective in April 2004, has no requirement to collateralize letters of credit, we have not had cash collateral for letters of credit since the end of the first quarter of fiscal 2005. Consequently, no cash has been reported as restricted on the Consolidated Balance Sheets since the first quarter of fiscal 2005.

Statement of Financial Accounting Standards No. 95 (“SFAS 95”), “Statement of Cash Flows,” categorizes cash flows as being the result of investing, financing or operating activities. Paragraph 21 of SFAS 95 states that, “Operating activities generally involve producing and delivering goods and providing services.” It further states, “Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” The restriction of cash based on rules of borrowing under credit lines and letters of credit does not involve the production of goods, nor does it enter into the determination of net income. Therefore, we believe the change in restricted cash does not qualify as an operating activity.

There are a number of activities that paragraph 15 of SFAS 95 defines as investing activities, including acquiring or disposing of “assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory).” We believe the restriction of cash (and the subsequent release of the restriction) fits this definition. Restricted cash is an investment and, as the owner of a restricted cash account, our ability to withdraw funds is contractually limited. As a result, we lose the ability to use that cash in the production of goods. When the cash restriction is released, we regain that ability, similar to selling an investment.

Note 2: Joint Venture and Partnerships

3. We note that you are accounting for your investment in Tekno under the equity method, and that the fiscal year 2005 gain you recorded was $178,000, or 21% of net income, and the fiscal year 2003 loss you recorded was $1,557,000, or 104% of net income. As such, please provide us with the significance tests for each period presented for Tekno in determining whether separate financial statements are required in accordance with Rule 3-09 of Regulation S-X.

Management Response

Regulation S-X §210.3-09 references the total asset and income tests of §210.1-02(w) required in the definition of a significant subsidiary. The tests performed for fiscal 2005, our most recently completed fiscal year, were: 1) the investment in and advances to the subsidiary as a percentage of total consolidated assets and 2) the equity in income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary as a percentage of such income consolidated. Separate financial statements must be filed for a non-consolidated subsidiary of the registrant when the result of either of the preceding tests exceeds a 20% level in the most recently completed fiscal year. Additionally, §210.1-02(w) states:

Computational note: For purposes of making the prescribed income test the following guidance should be applied:

1)	When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

2)	If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

3)	Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

MSC’s current year income (loss) for each year ending February 28, 2005, February 29, 2004 and February 28, 2003 was more than 10% lower than the average income for the preceding five fiscal years (excluding loss years) for each period presented in the table below.

MSC income (loss) from continuing operations before income taxes, extraordinary items and cumulative effect of an accounting change for the fiscal years 1998 through 2005 is presented in the following table:

Fiscal Year 1998	$9,265,000
Fiscal Year 1999	19,716,000
Fiscal Year 2000	21,380,000
Fiscal Year 2001	10,415,000
Fiscal Year 2002	(7,621,000)
Fiscal Year 2003	(1,712,000)
Fiscal Year 2004	(16,609,000)
Fiscal Year 2005	$1,101,000

The average consolidated income used in the following table represents the average income from continuing operations before income taxes, extraordinary items and cumulative effect of an accounting change for each of the preceding five fiscal years (from the table above) with loss years treated as zero income in the numerator of the average income calculation.

Test	Fiscal 2003	Fiscal 2004	Fiscal 2005
Tekno Income	$29,000	$80,000	$178,000
Average Consolidated Income	$12,155,000	$10,302,000	$6,359,000
Tekno as a % of Consolidated	0.2%	0.8%	2.8%

Investment in Tekno	$1,160,000	$1,399,000	$1,694,000
Consolidated Total Assets	$237,809,000	$204,609,000	$170,573,000
Tekno as a % of Consolidated	0.5%	0.7%	1.0%

The $1,557,000 loss in fiscal 2003, mentioned in your comment, included the loss incurred for MSC’s interest in Walbridge Coatings (“the “Partnership”). As disclosed in Note 2 to the financial statements, beginning on May 7, 2003, as a result of a transaction acquiring the remaining interest in the Partnership, the results of the Partnership were consolidated in the Company’s financial statements. The tests required under Rule 3-09 of Regulation S-X for Walbridge are as follows:

Test	Fiscal 2003	Fiscal 2004
Walbridge Loss	$(1,586,000)	$(291,000)
Average Consolidated Income	$12,155,000	$10,302,000
Walbridge as a % of Consolidated	13.0%	2.8%

Investment in Walbridge	$11,721,000	$11,786,000
Consolidated Total Assets	$237,809,000	$204,609,000
Walbridge as a % of Consolidated	4.9%	5.8%

Based on our interpretation of the regulations, as shown in the calculations above, none of the requirements were met and as a result, no separate financial statements were required for either unconsolidated subsidiary for 2003, 2004 or 2005.

However, it has come to our attention through the research we have done preparing our response to your inquiries that the SEC may have a different interpretation of using the income averaging rule when the registrant has a loss from continuing operations. Specifically, the registrant may not average income in years where a loss has been incurred. The following tables present the test for a significant subsidiary using the latter interpretation of this rule which we were not aware of at the time of our original computation:

Test	Fiscal 2003	Fiscal 2004	Fiscal 2005
Tekno Income	$29,000	$80,000	$178,000
Consolidated Income (Loss) excluding the income of Tekno when there is a Consolidated Loss	$(1,741,000)	$(16,689,000)	$6,359,000
Tekno as a % of Consolidated	1.7%	0.5%	2.8%

Investment in Tekno	$1,160,000	$1,399,000	$1,694,000
Consolidated Total Assets	$237,809,000	$204,609,000	$170,573,000
Tekno as a % of Consolidated	0.5%	0.7%	1.0%

Test	Fiscal 2003	Fiscal 2004
Walbridge Loss	$(1,586,000)	$(291,000)
Consolidated Income (Loss)	$(1,712,000)	$(16,609,000)
Walbridge as a % of Consolidated	92.6%	1.8%

Investment in Walbridge	$11,721,000	$11,786,000
Consolidated Total Assets	$237,809,000	$204,609,000
Walbridge as a % of Consolidated	4.9%	5.8%

The results for Tekno remain unchanged; the unconsolidated investment does not meet the requirements for separate financial statements. Based on our current understanding of the SEC interpretation of Rule 3-09 as noted above, the Partnership calculation for 2003 shows that separate financial statements for the Partnership would have been required. However, we don’t believe it is necessary to amend our 2003 filing to include the financial statements of the Partnership for the following reasons:

•	It is management’s belief that the test was performed in good faith with what the Company believes was the proper application of Rule 3-09.

•	Footnote 3 to the consolidated financial statements of MSC’s Annual Report on Form 10-K for fiscal year 2003 provided investors with the following information regarding the Partnership: the ownership structure, the management structure, major customer information, pricing and fee arrangements and summarized financial information for both the income statement and the balance sheet.

•	The separate Partnership activity is no longer relevant to our financial statements since the Partnership has been consolidated in our financial results since May 7, 2003. Additionally, beginning with our Form 10-K for fiscal year 2006 (to be filed in April 2006), the 2003 financial results will no longer be presented in our consolidated financial statements.

Note 3: Contingencies

4. You state on page 40 in the third full paragraph, “the Company does not believe that the ultimate outcome of its environmental legal proceedings will have a material adverse effect…However, due to a number of uncertainties…actual results could differ from the Company’s estimates and could have a material adverse effect on the Company’s financial condition or results of operations.” This statement appears to imply that the reasonably possible amount of loss in excess of your accrual is material. SFAS 5 and SAB Topic 5:Y require additional disclosure if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, or (b) state that such an estimate cannot be made. Please provide us with the disclosure you intend to include in future filings.

Management Response

Beginning with the filing of the 10-Q for the fiscal quarter ended August 31, 2005, the Company will make the following disclosures regarding the environmental contingencies:

The Company’s environmental reserves were approximately [insert applicable amount] as of [Balance Sheet date]. The Company does not believe the outcome of its environmental legal proceedings will have a material adverse effect on the Company’s financial statements, given the reserves recorded as of [Balance Sheet date] and, where applicable, taking into account contributions from other PRPs. There are, however, a number of uncertainties, including without limitation, the costs of site cleanup, the discretionary authority of federal and state regulatory authorities in bringing enforcement actions and other factors, which affect the Company’s estimated range of exposure. MSC believes its range of exposure for all known and quantifiable environmental exposures, based on allocations of liability among PRPs and the most recent estimate of remedial work and other information available, is [insert applicable range].

We hope the foregoing has been responsive to the staff’s comments. If you have additional questions related to the foregoing, please do not hesitate to call me at (847) 718-8024.

Sincerely,

/s/ Jeffrey J. Siemers
Jeffrey J. Siemers
Executive Vice President,
Chief Administrative and
Financial Officer and Secretary

Cc:	Ronald L. Stewart, Chief Executive Officer
John P. Reilly, Chairman of the Audit Committee
Ronald A. Mitsch, Audit Committee
Curtis G. Solsvig III, Audit Committee
Martin Garvin, Corporate Controller